Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

CELLECTAR BIOSCIENCES, INC.

Cellectar Biosciences, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “General Corporation Law”),

DOES HEREBY CERTIFY:

1.             That the Board of Directors of the Corporation duly adopted resolutions proposing to amend the Second Amended and Restated Certificate of Incorporation of the Corporation (the “Certificate of Incorporation”), declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the consent of the stockholders therefor, as follows:

Resolved:	That the Board of Directors finds it advisable and in the best interest of the Corporation and its stockholders to amend the Corporation’s Second Amended and Restated Certificate of Incorporation, as amended, by amending and restating in its entirety the first paragraph of Article FOURTH, as follows (the “Charter Amendment”):

“FOURTH: The aggregate number of shares of stock that the Corporation shall have authority to issue is eighty million and seven thousand (80,007,000), of which eighty million (80,000,000) shares shall be designated ‘Common Stock’ and seven thousand (7,000) shares shall be designated ‘Preferred Stock.’ Shares of Common Stock and Preferred Stock shall have a par value of $0.00001 per share.”

2.             That this Certificate of Amendment, which amends the provisions of the Certificate of Incorporation, has been duly adopted in accordance with Section 242 of the General Corporation Law.

IN WITNESS WHEREOF, Cellectar Biosciences, Inc. has caused this Certificate of Amendment to be executed by the undersigned officer as of June 1, 2017.

/s/ James V. Caruso
James V. Caruso, Chief Executive Officer